Exhibit 99.1

FARMMI, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND SEPTEMBER 30, 2021 AND

FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2021

FARMMI, INC.

Farmmi, Inc.

Condensed Consolidated Balance Sheets

	March 31,	September 30,
	2022	2021
	(Unaudited)
Assets
Current Assets
Cash	$15,272,941	$59,251,904
Short-term deposit	39,436,531	2,793,556
Short-term investments	183,632	—
Notes receivable	3,943,653	—
Accounts receivable, net	19,152,497	24,473,318
Advances to suppliers, net	70,637,460	66,718,632
Other receivable	7,887,306	—
Inventories, net	5,315,452	1,371,540
Other current assets	391,683	490,699
Due from a related party	337,746	—
Current assets from discontinued operations	—	205,887
Total current assets	162,558,901	155,305,536

Prepayment to acquire a subsidiary	—	9,311,854
Long-term investments	157,746	—
Property, plant and equipment, net	11,105,683	79,482
Intangible assets, net	22,716	40,075
Right-of-use assets	953,209	776,665
Non-current assets from discontinued operations	—	173,289
Total Assets	$174,798,255	$165,686,901

Liabilities and Shareholders' Equity
Current Liabilities
Short-term bank loans	$2,208,446	$2,172,766
Accounts payable	710,066	56,457
Due to related parties	—	57,632
Operating lease liabilities – current	216,288	155,532
Other current liabilities	140,938	161,716
Current liabilities from discontinued operations	—	1,542,323
Total current liabilities	3,275,738	4,146,426
Long-term bank loan	97,652	142,264
Operating lease liabilities – non-current	776,327	605,793
Non-current liabilities from discontinued operations	—	—
Total Liabilities	4,149,717	4,894,483

Commitment and contingencies

Shareholders' Equity

Ordinary share, $0.025 par value, 24,000,000 shares authorized, 23,906,985 and 22,311,215 shares issued and outstanding at March 31, 2022 and September 30, 2021, respectively[1]	597,675	557,781
Additional paid-in capital	152,162,660	147,088,227
Statutory reserve	990,699	973,555
Retained earnings	12,255,687	9,127,377
Accumulated other comprehensive income	4,641,817	2,128,972
Total Farmmi, Inc.’s Shareholders’ Equity	170,648,538	159,875,912
Noncontrolling Interest	—	916,506
Total Shareholders' Equity	170,648,538	160,792,418

Total Liabilities and Shareholders' Equity	$174,798,255	$165,686,901
1.	On May 31, 2022, the Company consolidated its ordinary shares at the ratio of one-for-twenty-five. The authorized number of ordinary shares had been retrospectively adjusted from 600,000,000 ordinary shares, $0.001 par value, to 24,000,000 ordinary shares, $0.025 par value, and the issued and outstanding ordinary shares had been retrospectively adjusted from 597,780,383 ordinary shares to 23,906,985 ordinary shares and from 557,780,383 ordinary shares to 22,311,215 ordinary shares at March 31, 2022 and March 31, 2021, respectively.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Farmmi, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For the Six Months Ended
	March 31,
	2022	2021
Revenues
Sales to third parties	$42,134,665	$16,958,368
Sales to related parties	1,050	1,618
Total revenues	42,135,715	16,959,986

Cost of revenues	(39,148,005)	(14,133,327)

Gross Profit	2,987,710	2,826,659

Operating income (expenses)
Allowance for doubtful debts	(361,847)	358,558
Selling and distribution expenses	(127,345)	(142,986)
General and administrative expenses	(3,113,214)	(1,621,591)
Total operating expenses	(3,602,406)	(1,406,019)

(Loss) income from operations	(614,696)	1,420,640

Other income (expenses)
Interest income	71,814	170
Interest expense	(122,290)	(21,364)
Other expenses, net	81,823	(2,272)
Total other income (expenses)	31,347	(23,466)

Loss (income) before income taxes	(583,349)	1,397,174

Income taxes	3,590	17,628

Net (loss) income from continuing operations	(586,939)	1,379,546

Discontinued operations
Net loss from discontinued operations, net of tax	—	(17,607)

Net (loss) income	(586,939)	1,361,939

Net loss attributable to non-controlling interest from discontinued operations	—	677

Net (loss) income attributable to Farmmi, Inc.	$(586,939)	$1,362,616

Comprehensive income (loss)
Net (loss) income	$(586,939)	$1,379,546
Other comprehensive income: foreign currency translation gain	2,430,396	1,187,295
Total comprehensive income	1,843,457	2,566,841
Comprehensive (income) loss attributable to noncontrolling interest	—	(32,643)

Comprehensive income attributable to Farmmi, Inc.	$1,843,457	$2,534,198

Weighted average number of shares[1]
Basic	22,583,259	834,226
Diluted	22,583,259	834,226

Basic (loss) earnings per ordinary share	$(0.03)	$1.63
Continuing operations	$(0.03)	$1.65
Discontinued operations	—	$(0.02)

Diluted (loss) earnings per ordinary share	$(0.03)	$1.63
Continuing operations	$(0.03)	$1.65
Discontinued operations	—	$(0.02)
1.

On May 31, 2022, the Company consolidated its ordinary shares at the ratio of one-for-twenty-five. The weighted average number of shares had been retrospectively adjusted from 564,581,482 to 22,583,259 for the six months ended March 31, 2022 and from 20,855,641 to 834,226 for the six months ended March 31, 2021. As a result, the basic and diluted (loss) earnings per ordinary share had been retrospectively adjusted from ($0.00) to ($0.03) for the six months ended March 31, 2022 and from $0.07 to $1.63 for the six months ended March 31, 2021. For continuing operations, the basic and diluted earnings per ordinary share had been retrospectively adjusted from $0.07 to $1.65 for the six months ended March 31, 2021 and, for the discontinued operations, the basic and diluted loss per ordinary share had been retrospectively adjusted from ($0.00) to ($0.02) for the six months ended March 31, 2021.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Farmmi, Inc.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended March 31, 2022 and 2021

(Unaudited)

						Accumulated
			Additional			Other	Total	Noncontrolling
	Ordinary Shares		Paid in	Statutory	Retained	Comprehensive	Farmmi, Inc.’s		Total
	Shares	Amount	Capital	Reserve	Earnings	Income	Shareholders’ Equity	Interest	Shareholders' Equity
Balance at September 30, 2020	820,708	$20,518	$20,335,228	$972,092	$6,770,426	$186,912	$28,285,176	$869,981	$29,155,157

Share-based compensation expenses	23,864	597	804,813	—	—	—	805,410	—	805,410
Issuance of common shares, net	258,779	6,469	6,702,571	—	—	—	6,709,040	—	6,709,040
Foreign currency translation gain	—	—	—	—	—	1,153,975	1,153,975	33,320	1,187,295
Net income (loss) for the year	—	—	—	—	1,362,616	—	1,362,616	(677)	1,361,939
Statutory reserve	—	—	—	3,217	(3,217)	—	—	—	—

Balance at March 31, 2021	1,103,351	$27,584	$27,842,612	$975,309	$8,129,825	$1,340,887	$38,316,217	$902,624	$39,218,841

Balance at September 30, 2021	22,311,215	$557,781	$147,088,227	$973,555	$9,127,377	$2,128,972	$159,875,912	$916,506	$160,792,418

Share-based compensation expenses	400,000	10,000	1,997,328	—	—	—	2,007,328	—	2,007,328
Issuance of common shares, net	1,200,000	30,000	5,970,000	—	—	—	6,000,000	—	6,000,000
Reverse share-split adjustment	(4,230)	(106)	106	—	—	—	—	—	—
Foreign currency translation gain	—	—	—	—	—	2,430,396	2,430,396	—	2,430,396
Disposal of a subsidiary	—	—	(2,893,001)	—	3,732,392	82,449	921,840	(916,506)	5,334
Net loss for the year	—	—	—	—	(586,938)	—	(586,938)	—	(586,938)
Statutory reserve	—	—	—	17,144	(17,144)	—	—	—	—

Balance at March 31, 2022	23,906,985	$597,675	$152,162,660	$990,699	$12,255,687	$4,641,817	$170,648,538	$—	$170,648,538

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Farmmi, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended March 31,
	2022	2021
Cash flows from operating activities
Net (loss) income	$(586,939)	$1,361,939
Net (income) loss from discontinued operations	—	17,607
Net (loss) income from continuing operations	(586,939)	1,379,546
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Changes in allowances - accounts receivable	(183)	217,244
Changes in allowances - advances to suppliers	362,030	(575,802)
Changes in allowances - inventories	—	(19,180)
Depreciation and amortization	36,339	32,122
Non-cash lease expenses	(163,301)	—
Gain on short-term investments	(25,809)	—
Loss from disposal of a subsidiary	15,757	—
Share-based compensation	2,000,000	805,410
Changes in operating assets and liabilities:
Accounts receivable	5,705,789	(3,338,643)
Advances to suppliers	(3,176,809)	11,849,581
Inventories, net	(3,909,673)	(102,143)
Notes receivable	(3,931,869)	—
Other current assets	9,203,508	39,397
Accounts payable	663,072	65,948
Operating lease liabilities	218,136	—
Other current liabilities	(35,704)	(636,270)
Net cash provided by operating activities from continuing operations	6,374,344	9,717,210
Net cash provided by operating activities from discontinued operations	—	8,049
Net cash provided by operating activities	6,374,344	9,725,259

Cash flows from investing activities
Purchase of property, plant and equipment	(1,094)	—
Purchase of intangible assets	—	(1,353)
Short-term deposits	(36,487,740)	(2,751,873)
Acquisition of subsidiaries	(11,009,232)	—
Other receivable	(7,863,737)	—
Proceeds from disposal of a subsidiary	2,752,278	—
Purchase of long-term investments	(157,275)	—
Purchase of short-term investments	(157,275)	—
Net cash used in investing activities from continuing operations	(52,924,075)	(2,753,226)
Net cash used in investing activities from discontinued operations	—	(14,745)
Net cash used in investing activities	(52,924,075)	(2,767,971)

Cash flows from financing activities
Net proceeds from stock issuance	6,000,000	6,709,040
Repayments of bank loans	(46,808)	(168,170)
Repayment of advances from related parties	(57,673)	—
Proceeds from advances from related parties	—	302,793
Net cash provided by financing activities from continuing operations	5,895,519	6,843,663
Net cash provided by financing activities from discontinued operations	—	—
Net cash provided by financing activities	5,895,519	6,843,663

Effect of exchange rate changes on cash and restricted cash	(3,335,361)	78,715

Net (decrease) increase in cash and restricted cash	(43,989,573)	13,879,666

Cash and restricted cash, beginning of year	59,262,514	2,165,151

Cash and restricted cash, end of year	$15,272,941	$16,044,817
Less: cash from discontinued operations	—	62,099
Cash and restricted cash, end of year	$15,272,941	$15,982,718

Reconciliation of cash and restricted cash, beginning of year
Cash	$59,251,904	$481,906
Restricted cash	—	1,617,000
Cash from continuing operations	$59,251,904	$2,098,906
Cash from discontinued operations	10,610	66,245
Cash and restricted cash, beginning of year	$59,262,514	$2,165,151

Reconciliation of cash and restricted cash, end of year
Cash	$15,272,941	$14,303,790
Restricted cash	—	1,678,928
Cash from continuing operations	$15,272,941	$15,982,718
Cash from discontinued operations	—	62,099
Cash and restricted cash, end of year	$15,272,941	$16,044,817

Supplemental disclosure information:
Income taxes paid	$5,626	$327
Interest paid	$85,769	$46,922
Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	$401,615	$836,994

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business

Farmmi, Inc. (“FAMI” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FAMI owns 100% equity interest of Farmmi International Limited (“Farmmi International”), a Hong Kong company, which in turn owns 100% equity interest of Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”), Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), Zhejiang Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd. (“Farmmi Ecology”) and Farmmi (Hangzhou) Health Development Co., Ltd (“Farmmi Heath Development”), four wholly foreign-owned entities (each, a “WFOE”) formed by Farmmi International under the laws of the People’s Republic of China (“PRC” or “China”).

Farmmi Health Development owns 100% equity interest in Zhejiang Farmmi Medical Health Technology Co., Ltd (“Farmmi Medical Health”) which was established under the laws of the PRC on September 18, 2021.

Farmmi Enterprise, Farmmi Technology and Farmmi Ecology own 30%, 40% and 30% of equity interests in Zhejiang Farmmi Holdings Group Co., Ltd. (“Farmmi Holdings”), respectively, which was established under the laws of the PRC on September 18, 2021.

On December 23, 2021, a board resolution of Zhejiang Farmmi Agricultural Technology Group Co., Ltd. (“Farmmi Agricultural”) (formerly known as Hangzhou Suyuan Agriculture Technology Co., Ltd., “Suyuan Agriculture”), a company incorporated in the PRC, was passed to reorganize certain companies mentioned below with nil consideration.

Under the above-mentioned reorganization, (i) on December 30, 2021, Farmmi Holdings started to own 100% interest in Farmmi Agricultural, which was previously owned by Farmmi Enterprise (31.7%) and Farmmi Technology (68.3%);  (ii) Farmmi Agricultural owns 100% of the equity interest of Zhejiang Farmmi Agricultural Supply Chain Co., Ltd (“Farmmi Supply Chain”), a company established under the laws of the PRC, on February 10, 2022 and was previously 100% owned by Farmmi Ecology.

On September 27, 2021,the Company,through its subsidiary, Zhejiang Fammi Agricultural Supply Chain Co., Ltd., acquired Jiangxi Xiangbo Agriculture and Forestry Development Co. Ltd (“Jiangxi Xiangbo”), established under the laws of the PRC, from Ganzhou Tengguang Agriculture and Forestry Development Co., Ltd. for a total price of RMB70 million ($11 million). After the consummation of the acquisition, Farmmi Supply Chain owns 100% equity interest in Jiangxi Xiangbo, which in turn owns 100% interest in Yudu County Yada Forestry Co., Ltd, established under the laws of the PRC (“Yudu Yada”). As a result, Jiangxi Xiangbo and Yudu Yada became the subsidiaries of the Company.

On September 27, 2021, the Company, through its subsidiary, Zhejiang Fammi Agricultural Supply Chain Co., Ltd., acquired Guoning Zhonghao (Ningbo) Trading Co., Ltd. (“Guoning Zhonghao”), established under the laws of the PRC, from Ningbo Guoning Zhonghao Technology Co., Ltd. and Jianxin Huang, an individual, for a total consideration of RMB5,000 ($788). After the consummation of the acquisition, Farmmi Supply Chain owns 100% equity interest in Guoning Zhonghao.

Farmmi Agricultural owns 100% of equity interests in Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”), Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotech”) and Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”) and 77.2% equity interest in Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”). FLS Mushroom, Farmmi Biotech, Farmmi Food, and Farmmi E-Commerce”) were all established under the laws of the PRC. The remaining 22.8% equity interest in Farmmi E-Commerce is owned by Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”). Nongyuan Network was incorporated on December 8, 2015 under the laws of the PRC and focuses on the development of network marketing and provides a network platform for sales of agriculture products.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (continued)

On September 18, 2016, Farmmi Agricultural entered into a series of contractual agreements with Zhengyu Wang, the then sole-owner of Nongyuan Network. These agreements include an Exclusive Management Consulting and Technology Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement, a Proxy Agreement and a Power of Attorney (collectively, the “Original VIE Agreements”). The Original VIE Agreements empowered Farmmi Agricultural to exercise management control over the activities that most significantly impact the operation results of Nongyuan Network, obligated Farmmi Agricultural to absorb a majority of the risk of loss from Nongyuan Network’s activities, and entitled Farmmi Agricultural to receive a majority of their residual returns. In essence, Farmmi Agricultural and the Company had gained effective control over Nongyuan Network.

On December 4, 2019, Zhengyu Wang transferred 100% of his shares of Nongyuan Network to his daughter Xinyang Wang. As a result, Xinyang Wang started to hold 100% of the ownership interest of Nongyuan Network. On December 10, 2019, Xinyang Wang, as the new sole owner of Nongyuan Network, signed a series of VIE agreements (the “Xinyang Wang VIE Agreements”) with Nongyuan Network and Farmmi Agricultural. On May 15, 2020, the following agreements were signed with the effective date of December 10, 2019:

(1)	Zhengyu Wang, Nongyuan Network and Farmmi Agricultural signed a termination agreement to confirm that the Original VIE Agreements had been terminated because Zhengyu Wang was no longer the shareholder of Nongyuan Network;
(2)	Zhengyu Wang, Dehong Zhang (the legal representative of Nongyuan Network), Xinyang Wang, Nongyuan Network and Farmmi Agricultural signed a joint statement to confirm that the board of directors of the Company had the ultimate authority over the matters of the VIE (defined below), Nongyuan Network.

FAMI believes that Xinyang Wang VIE Agreements enable Farmmi Agricultural and FAMI to keep effective control over Nongyuan Network, and as a result Nongyuan Network should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Accordingly, the accounts of Nongyuan Network are consolidated with those of Farmmi Agricultural.

On September 7, 2021, Zhejiang Yitang Medical Service Co., Ltd. (“Yitang Mediservice”) was established under the laws of the PRC. Nongyuan Network and Farmmi Ecology own 95% and 5% of the equity interests in Yitang Mediservice, respectively.

On September 17, 2021, Zhejiang Yiting Medical Technology Co., Ltd. (“Yiting Meditech”) was established under the laws of the PRC. Yitang Mediservice owns 100% interest in Yiting Meditech.

On November 23, 2021, the Company incorporated Shanghai Zhongjian Yiting Healthcare Technology Partnership (Limited Partnership) (“Zhongjian Yiting”), and Yiting Meditech owns 93.75% of the ownership interest of it.

On January 10, 2022, Lishui Yifeng Medical Health Technology Co., Ltd (“Yifeng Medihealth”) was established under the laws of the PRC. Yitang Mediservice owns 100% of the equity interest in Yifeng Medihealth.

On January 10, 2022, Lishui Yilong Enterprise Management Co., Ltd (“Yilong Enterprise”) was established under the laws of the PRC. Yitang Mediservice owns 100% of the equity interest in Yilong Enterprise.

On January 19, 2022, Lishui Yifeng Yilong Medical Technology Development Partnership (Limited Partnership) (“YF YL MediTech”) was established under the laws of the PRC. Yifeng Medihealth owns 20% and Yilong Enterprise owns 80% interest in YF YL MediTech.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (continued)

On January 19, 2022, Lishui Yitang Shangke Medical and Health Technology Partnership (Limited Partnership) (“YT SK Medihealth”) was established under the laws of the PRC. Yifeng Medihealth owns 20% and Yilong Enterprise owns 80% interest in YT SK Medihealth.

On September 27, 2021, an agreement was signed to divest 100% interest in Forest Food to a third party for total cash consideration of RMB18.2 million (approximately $2.8 million) on October 1, 2021. Certain prior periods of the Company have been reclassified to conform to current period presentation as discontinued operations. Such reclassifications had no effect on net income (loss) or cash flows as previously reported.

As of March 31, 2022, details of the subsidiaries of FAMI are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal activities
FAMI	July 28, 2015	Cayman	Parent	Holding company
Farmmi International	August 20, 2015	Hong Kong	100%	Holding company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100%	Holding company
Farmmi Technology	June 6, 2016	Zhejiang, China	100%	Holding company
Farmmi Agricultural	December 8, 2015	Zhejiang, China	100%	Holding company
FLS Mushroom	March 25, 2011	Zhejiang, China	100%	Light processing and distribution of dried mushrooms
Farmmi Food	December 26, 2017	Zhejiang, China	100%	Dehydrating, further processing and distribution of edible fungus
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	100%	Technology development, technical services and technical consultation related to agricultural products
Farmmi Biotech	April 7, 2021	Zhejiang, China	100%	Research and development of mushroom powder and mushroom extract
Farmmi Ecology	April 25, 2021	Zhejiang, China	100%	Holding company
Farmmi Supply Chain	May 11, 2021	Zhejiang, China	100%	Agricultural products supply chain
Farmmi Health Development	September 17, 2021	Zhejiang, China	100%	Health development
Farmmi Medical Health	September 18, 2021	Zhejiang, China	100%	Medical health
Farmmi Holdings	September 18, 2021	Zhejiang, China	100%	Holding company
Jiangxi Xiangbo	June 18, 2021	Jiangxi, China	100%	Holding company
Yudu Yada	November 10, 2010	Jiangxi, China	100%	Forestry development
Guoning Zhonghao	June 15, 2021	Zhejiang, China	100%	Agriculture exporting
Nongyuan Network	July 7, 2016	Zhejiang, China	0 (VIE)	Trading
Yitang Mediservice	September 7, 2021	Zhejiang, China	100% subsidiary of the VIE	Medical services
Yiting Meditech	September 17, 2021	Zhejiang, China	100% subsidiary of the VIE	Medical technology
Yifeng Medihealth	January 10, 2022	Zhejiang, China	100% subsidiary of the VIE	Medical health
Yilong Enterprise	January 10, 2022	Zhejiang, China	100% subsidiary of the VIE	Management services
YF YL MediTech	January 19, 2022	Zhejiang, China	100% subsidiary of the VIE	Medical technology
YT SK Medihealth	January 19, 2022	Zhejiang, China	100% subsidiary of the VIE	Medical health

On May 27, 2022, Zhejiang Farmmi Ecological Agriculture Technology Co., Ltd (“Farmmi Eco Agri”) was established under the laws of the PRC. FLS Mushroom owns 100% of the equity interest in Farmmi Eco Agri.

On July 13, 2022, Farmmi Canada Inc. (Farmmi Canada) was established under the laws of the Canada. Farmmi Inc. owns 100% of the equity interest in Farmmi Canada.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (continued)

FAMI, Farmmi International, Farmmi Enterprise, Farmmi Technology, Farmmi Agricultural, FLS Mushroom, Farmmi Food, Farmmi E-Commerce, Farmmi Biotech, Farmmi Ecology, Farmmi Supply Chain, Farmmi Health Development, Farmmi Medical Health,Farmmi Holdings, Jiangxi Xiangbo, Yudu Yada, Guoning Zhonghao, Nongyuan Network, Yitang Mediservice, Yitang Meditech, Yifeng Medihealth, Yilong Enterprise, YF YL Meditech and YT SK Medihealth (herein collectively referred to as the “Company”) are engaged in processing and distributing dried Shiitake mushrooms, Mu Er mushrooms, corn and cotton. Farmmi Holdings, FLS Mushroom, Nongyuan Network, Farmmi Agricultural, Farmmi Technology, Farmmi Food, Farmmi E-Commerce, Farmmi Biotech, Farmmi Supply Chain, Farmmi Supply Chain and Guoning Zhonghao are the main operating entities located in China, all other entities holding companies or dormant without any material activities. Approximately 99.9% of the Company’s products are sold in China.

Note 2 — Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

The consolidated financial statements of the Company reflect the principal activities of the Company’s main operation subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

Consolidation of variable interest entities

In accordance with accounting standards regarding consolidation of variable interest entities (“VIEs”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Consolidation of variable interest entities (Continued)

The Company determined that Nongyuan Network is a VIE because the Company is the primary beneficiary of risks and rewards of this VIE. The condensed consolidating table below disaggregated the Condensed Consolidated Balance Sheets of the Company into into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated as of March 31, 2022 and September 30, 2021.

	As of March 31, 2022 (unaudited)
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Intercompany receivables	$106,843,773	$11,982,107	$10,291,830	$140,204,080	$—
Current assets excluding intercompany receivables	77,959,520	15,190,119	68,959,351	449,911	162,558,901
Current assets	184,803,293	27,172,226	79,251,181	140,653,991	162,558,901
Investment in subsidiaries	—	21,431,357	—	—	—
Non-current assets excluding investment in subsidiaries	3,930,124	—	8,309,230	—	12,239,354
Non-current assets	3,930,124	21,431,357	8,309,230	—	12,239,354
Total assets	$188,733,417	$48,603,583	$87,560,411	$140,653,991	$174,798,255
Intercompany payables	$162,478,017	$20,794,381	$84,379,932	$1,669,460	$—
Current liabilities excluding intercompany payables	480,302	364,289	2,431,147	—	3,275,738
Current liabilities	162,958,319	21,158,670	86,811,079	1,669,460	3,275,738
Non-current liabilities	629,481	—	244,498	—	873,979
Total liabilities	163,587,800	21,158,670	87,055,577	1,669,460	4,149,717
Total shareholders’ equity (net assets)	$25,145,617	$27,444,913	$504,834	$138,984,531	$170,648,538

	As of September 30, 2021
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary of the VIE	subsidiaries	FAMI	total
Intercompany receivables	$10,263,832	$16,147,194	$582,137	$134,585,007	$—
Current assets excluding intercompany receivables	141,332,281	6,658,940	6,666,318	647,997	155,305,536
Current assets	151,596,113	22,806,134	7,248,455	135,233,004	155,305,536
Investment in subsidiaries	—	9,016,979	—	—	—
Non-current assets excluding investment in subsidiaries	10,126,547	—	254,818	—	10,381,365
Non-current assets	10,126,547	9,016,979	254,818	—	10,381,365
Total assets	$161,722,660	$31,823,113	$7,503,273	$135,233,004	$165,686,901
Intercompany payables	$151,314,338	$4,809,089	$3,785,283	$1,669,460	$—
Current liabilities excluding intercompany payables	1,682,220	1,415	2,408,191	54,600	4,146,426
Current liabilities	152,996,558	4,810,504	6,193,474	1,724,060	4,146,426
Non-current liabilities	691,808	—	56,249	—	748,057
Total liabilities	153,688,366	4,810,504	6,249,723	1,724,060	4,894,483
Total shareholders’ equity (net assets)	$8,034,294	$27,012,609	$1,253,550	$133,508,944	$160,792,418

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Consolidation of variable interest entities (Continued)

The condensed consolidating table below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the six months ended March 31, 2022 and 2021.

	For the six months ended March 31, 2022 (unaudited)
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Revenues	$31,295,055	$1,635,180	$9,205,480	$—	$42,135,715
Cost of revenues	(28,722,969)	(1,593,024)	(8,832,012)	—	(39,148,005)
Gross profit	2,572,086	42,156	373,468	—	2,987,710
Operating expenses	(463,455)	(95,927)	(513,142)	(2,529,882)	(3,602,406)
Income (loss) from operations	2,108,631	(53,771)	(139,674)	(2,529,882)	(614,696)
Other expenses	52,050	42,526	(61,369)	(1,860)	31,347
Income (loss) before income taxes	2,160,681	(11,245)	(201,043)	(2,531,742)	(583,349)
Provision for income taxes	(3,590)	—	—	—	(3,590)
Net income (loss)	$2,157,091	$(11,245)	$(201,043)	$(2,531,742)	$(586,939)

	For the six months ended March 31, 2021 (unaudited)
	Other entities		WFOE that is
	that are	Discontinued	the primary	VIE and its		Consolidated
	consolidated	operations	beneficiary	subsidiaries	FAMI	total
Revenues	$14,408,483	$827,742	$—	$2,551,503	$—	$17,787,728
Cost of revenues	(11,985,576)	(666,486)	—	(2,147,751)	—	(14,799,813)
Gross profit	2,422,907	161,256	—	403,752	—	2,987,915
Operating expenses	228,373	(139,441)	(7,759)	(359,128)	(1,267,506)	(1,545,461)
Income (loss) from operations	2,651,280	21,815	(7,759)	44,624	(1,267,506)	1,442,454
Other expenses	(804)	(39,837)	(16,591)	(5,663)	(408)	(63,303)
Income (loss) before income taxes	2,650,476	(18,022)	(24,350)	38,961	(1,267,914)	1,379,151
Provision for income taxes	(1,449)	415	—	(16,178)	—	(17,212)
Net income (loss)	$2,649,027	$(17,607)	$(24,350)	$22,783	$(1,267,914)	$1,361,939

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Consolidation of variable interest entities (Continued)

The condensed consolidating table below disaggregated the Consolidated Statements of Cash Flows of the Company into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the six months ended March 31, 2022 and 2021.

	For the six months ended March 31, 2022
		WFOE
	Other	that is the
	entities	primary	VIE
	that are	beneficiary	and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Net cash (used in) provided by operating activities from continuing operations	$(44,026,361)	$9,735,052	$47,125,836	$(6,460,183)	$6,374,344
Net cash (used in) provided by investing activities from continuing operations	(8,389,513)	2,830,945	(47,365,507)	—	(52,924,075)
Net cash provided by financing activities from continuing operations	(49,881)	—	—	5,945,400	5,895,519
Effect of exchange rate changes on cash and restricted cash	(3,381,344)	39,573	6,410	—	(3,335,361)
Net increase (decrease) in cash and restricted cash	(55,847,099)	12,605,570	(233,261)	(514,783)	(43,989,573)
Cash and restricted cash from continuing operations, beginning of year	183,030	116,447	434,135	522,915	59,262,514
Cash and restricted cash from continuing operations, end of year	$(55,664,069)	$12,722,017	$200,874	$8,132	$15,272,941

	For the six months ended March 31, 2021
			WFOE
	Other		that is
	entities		primary	VIE
	that are	Discontinued	beneficiary	and its		Consolidated
	consolidated	operations	of the VIE	subsidiaries	FAMI	total
Net cash (used in) provided by operating activities from continuing and discontinued operations	$5,872,759	$8,049	$10,567,362	$(306,414)	$(6,416,497)	$9,725,259
Net cash (used in) provided by investing activities from continuing and discontinued operations	(1,353)	(14,745)	(2,751,873)	—	—	(2,767,971)
Net cash provided by financing activities from contiuing and discontinued operations	8,468	—	(168,170)	—	7,003,365	6,843,663
Effect of exchange rate changes on cash and restricted cash	14,980	2,550	(12,590)	73,775	—	78,715
Net increase (decrease) in cash and restricted cash	5,894,854	(4,146)	7,634,729	(232,639)	586,868	13,879,666
Cash and restricted cash from continuing and discontinued operations, beginning of year	183,030	66,245	420	1,913,335	2,121	2,165,151
Cash and restricted cash from continuing and discontinued operations, end of year	$6,077,884	$62,099	$7,635,149	$1,680,696	$588,989	$16,044,817

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Consolidation of variable interest entities (Continued)

Cash is transferred within the Company through the banking system in PRC. Under the VIE agreements, the Company intends to distribute 95% of VIE’s earnings after eliminating VIE’s accumulated losses and making appropriation of VIE’s after-tax net income into the statutory surplus reserve based on at least 10% of the after-tax net income determined in accordance with generally accepted accounting principles of the PRC. When there are retained earnings available for distribution, the distribution of VIE’s earnings will be through payment of service fees to Farmmi Agricultural, such service fee is subject to 6% value-added sales tax, other taxes of 12% which calculation is based on 6% value-added taxes and Farmmi Agricultural is subject to corporate income tax up to 25% for its net income. Under the VIE agreements, when there is a change of shareholder in VIE, amount owed by VIE to the Company should be first settled. The condensed consolidating table below quantified the transfer between FAMI, its subsidiaries, VIE and its subsidiaries, WFOE that is the primary beneficiary of the VIE and the investors for the six months ended March 31, 2022. These transfers were mainly for the purpose of providing working capital between FAMI, its subsidiaries, VIE and its subsidiaries and WFOE that is the primary beneficiary of the VIE.

	Transfer to
	Holding		Consolidated	Other
Transfer from	Company	WFOE	VIE	subsidiaries	Investors
Holding company	—	—	—	$943,648	—
WFOE	—	—	$4,567,844	$3,524,104	—
Consolidated VIE	—	$3,280,144	—	$5,601,154	—
Other subsidiaries	$59,910	$7,911,605	$14,977,567	—	—
Investors	—	—	—	—	—

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include allowance for doubtful accounts and advances to suppliers, the valuation of inventories, the useful lives of property, plant and equipment, the valuation of beneficial conversion feature of the convertible notes, and the valuation of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. All cash balances are in bank accounts in PRC. Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million ($78,873) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China.

Short-term deposit

Short-term deposit relates to fixed terms cash deposits with financial institutions with original maturities of more than three months and less than a year. As of March 31, 2022 and September 30, 2021, the Company had short-term deposit of $39,436,531 and $2,793,556 at an interest rate 2.05% per annum with one year maturity in October 2022 and 2% per annum with one year maturity on March 23, 2022, respectively.

Short-term investments

The Company accounts for all investments in accordance with ASC topic 320 (“ASC 320”), Investments – Debt and Equity Securities. The Company classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. All investments with original maturities of greater than three months not exceeding twelve months are classified as short-term investments, while those of more than twelve months are classified as long-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Accounts receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. As of March 31, 2022 and September 30, 2021, allowance for doubtful accounts was $8,043 and $8,094, respectively.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for premium quality. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. As of March 31, 2022 and September 30, 2021, allowance for doubtful accounts was $363,115 and nil, respectively.

Inventory, net

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. The Company recorded no inventory reserve as of March 31, 2022 and September 30, 2021.

Long-term investments

The Company’s long-term investments consist of equity securities without readily determinable fair value.

The Company adopted ASC Topic 321, Investments-Equity Securities (“ASC 321”) from September 1, 2018. Pursuant to ASC 321, for equity securities measured at fair value with changes in fair value record in earnings, the Company does not assess whether those investments are impaired. For those equity securities that the Company selects to use the measurement alternative, the Company uses the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”). If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

As of March 31, 2022, the Company evaluated its investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies' financial performance and near-term prospects. Based on the evaluation, the company’s long-term investment is not impaired.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Forestry	fair value
Plant, machinery and equipment	5 – 10 years
Transportation equipment	4 years
Office equipment	3 – 5 years
Leasehold improvement	Shorter of lease term or useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

Intangible assets, net

Intangible assets consist primarily of purchased software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of three years.

Amortization expenses were $17,965 and $23,239 for the six months ended March 31, 2022 and 2021, respectively.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the six months ended March 31, 2022 and 2021.

Revenue recognition

The Company follows ASU 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”). In accordance with ASC 606, to determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract (s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. All of the Company’s contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per ton.

The Company’s contract liabilities primarily include advance from customers. As of March 31, 2022 and September 30, 2021, the contract liabilities are $37,897 and $12,177, respectively, and included in other current liabilities on the consolidated balance sheets. For the six months ended March 31, 2022 and 2021, there was no revenue recognized from performance obligations related to prior periods.

Refer to Note 15 — Segment reporting for details of revenue segregation.

Cost of revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenues.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The component of basic and diluted EPS were as follows:

Six months ended March 31,	2022	2021
Net (loss) income available for ordinary shareholders (A)	$(586,939)	$1,362,616
- continuing operations	(586,939)	1,379,546
- discontinued operations	—	(16,930)

Weighted average ordinary shares outstanding (B)
- continuing and discontinued operations	22,583,259	834,226

(Loss) earnings per share - basic and diluted (A/B)	$(0.03)	$1.63
- continued operations	$(0.03)	$1.65
- discontinued operations	—	$(0.02)
1.

On May 31, 2022, the Company consolidated its ordinary shares at the ratio of one-for-twenty-five. The weighted average number of shares had been retrospectively adjusted from 564,581,482 to 22,583,259 for the six months ended March 31, 2022 and from 20,855,641 to 834,226 for the six months ended March 31, 2021. As a result, the basic and diluted (loss) earnings per ordinary share had been retrospectively adjusted from ($0.00) to ($0.03) for the six months ended March 31, 2022 and from $0.07 to $1.63 for the six months ended March 31, 2021. For continuing operations, the basic and diluted earnings per ordinary share had been retrospectively adjusted from $0.07 to $1.65 for the six months ended March 31, 2021 and, for the discontinued operations, the basic and diluted loss per ordinary share had been retrospectively adjusted from ($0.00) to ($0.02) for the six months ended March 31, 2021.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Fair value of financial instruments

The FASB ASC Topic 820, Fair Value Measurements, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 — Inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term deposit, short-term investments, notes receivable, accounts receivable, advances to suppliers, other current assets, short-term bank loans accounts payable, due to related parties, operating lease liabilities –current and other current liabilities, approximate their recorded values due to their short-term in nature. The fair value of longer term operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable and advances to suppliers. As of March 31, 2022 and September 30 2021, $53,477,429 and $3,985,359 of the Company’s cash is maintained in banks within the People’s Republic of China of which deposits of RMB0.5 million (equivalent to $78,873) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

Leases

The Company adopted ASU 2016-02, Leases on October 1, 2019 and used the alternative transition approach which permits the effects of adoption to be applied at the effective date. The new standard provides a number of optional practical expedients in transition. The Company elected the “package of practical expedients”, which permits the Company not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the short-term lease exemption and combining the lease and non-lease components practical expedients. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space operating leases.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Foreign currency translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”), the currency of PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of March 31, 2022 and September 30, 2021 were RMB1 for $0.1577 and $0.1552, respectively. The average exchange rates for the six months ended March 31, 2022 and 2021 were RMB1 for $0.1573 and $0.1529, respectively.

Shipping and handling expenses

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $105,918 and $146,366 for the six months ended March 31, 2022 and 2021, respectively, which included selling and distribution expenses in the accompanying unaudited condensed statements of operations.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Value added tax

The Company is generally subject to the value added tax (“VAT”) for selling merchandise, except for FLS Mushroom. Before May 1, 2018, the applicable VAT rate was 13% or 17% (depending on the type of goods involved) for products sold in PRC. After May 1, 2018, the Company is subject to a tax rate of 12% or 16%, and after April 1, 2019, the tax rate was further reduced to 9% or 13% based on the new Chinese tax law. Pursuant to approval issued by the State Administration of Taxation, FLS Mushroom’s major operation can be classified as agriculture products and its revenue is exempt from VAT. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax authorities have the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the six months ended March 31, 2022 and 2021. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or not be deductible in the future.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of March 31, 2022 and September 30, 2021. As of March 31, 2022, the tax years ended December 31, 2015 through December 31, 2021 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities.

Statement of Cash Flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Risks and uncertainties

The operations of the Company are located in PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and a substantial part of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company’s operating entities in PRC do not carry any business interruption insurance, product liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

In December 2019, a novel strain of coronavirus (“COVID-19”) was identified in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic—the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

Because of the shelter-in-place orders and travel restrictions mandated by the Chinese government, the production and sales activities of the Company temporarily suspended during the end of January and February 2020, which adversely impacted the Company’s production and sales during that period. Although the production and sales have resumed at the end of March 2020, if COVID-19 further impacts its production and sales, the Company’s financial condition, results of operations, and cash flows could continue to be adversely affected.

Consequently, the COVID-19 outbreak has adversely affected the Company’s business operations and condition and operating results for 2020, including but not limited to material negative impact on its total revenue, slower collection of accounts receivable and accrued allowance for bad debt, slower utilization of advances to suppliers and accrued allowance, and inventory allowance. The COVID-19 impact on the Company’s business operations and operating results for fiscal 2021 and for the six months ended March 31, 2022 appears to be minimal and appears to be temporary. The Company will continue to monitor and modify the operating strategies.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company will adopt this ASU within annual reporting period of September 30, 2022 and expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for both Subtopics. ASU 2020-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Business combinations

During the six months ended March 31, 2022, the Company completed two acquisitions. These acquisitions are expected to strengthen the Company’s business expansion and to generate synergy with the Company’s organic business. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition. The Company completed the valuation necessary to assess the fair value of the acquired assets and liabilities, resulting from which the amounts of goodwill were determined and recognized as of the respective acquisition dates.

Goodwill arising from the business combinations, which are not tax deductible, are mainly attributable to synergies expected to be achieved from the acquisitions. Pro forma financial information of the acquirees is not presented as the effects of the acquisitions on the Company’s consolidated financial statements were not material.

(a)Acquisition of Jiangxi Xiangbo

On September 27, 2021, Farmmi Supply Chain entered into an acquisition agreement with Ganzhou Tengguang Agriculture and Forestry Development Co., Ltd., a third party, to acquire all the shares of Jiangxi Xiangbo for a total price of RMB70 million ($11 million) based on the Company’s strategy to expand its forest related business. The acquisition closed on October 25, 2021 when the Company obtained 100% of its equity interest.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the six months ended March 31,
	2022	2022
	RMB	$
Net tangible assets (i)	75,528,400	11,914,312
Goodwill	(5,528,400)	(872,084)
Total fair value of purchase price allocation	70,000,000	11,042,228

Consideration	70,000,000	11,042,228

(i)Net tangible assets consisted of forestry of RMB75.5 million ($11.9 million) as of the date of acquisition.

The purchase price allocation for the acquisition was based on a valuation determined by the Company with the assistance of an independent third-party valuation firm.

(b)Acquisition of Guoning Zhonghao

On September 27, 2021, the Company acquired Guoning Zhonghao from Ningbo Guoning Zhonghao Technology Co., Ltd. and Jianxin Huang for a total consideration of RMB5,000 ($789). The acquisition closed on November 22, 2021 when the Company obtained control of 100% Guoning Zhonghao equity interest.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Business combinations (continued)

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the six months ended March 31,
	2022	2022
	RMB	$
Net tangible liabilities (i)	(15,219)	(2,401)
Goodwill	(20,219)	(3,189)
Total fair value of purchase price allocation	5,000	788

Consideration	5,000	788

(i)	Net tangible liabilities primarily included cash of RMB9,941 ($1,568), other current assets of RMB840 ($133) and other current liabilities of RMB26,000 ($4,101) as of the date of acquisition.

Note 4 — Accounts receivable, net

Accounts receivable from the Company’s continuing operations consisted of the following:

	As of	As of
	March 31,	September 30,
	2022	2021
	(unaudited)
Accounts receivable - trade	$19,160,519	$24,481,363
Accounts receivable - related party	21	49
Accounts receivable	19,160,540	24,481,412
Less: allowance for doubtful accounts	(8,043)	(8,094)
Accounts receivable, net	$19,152,497	$24,473,318

Allowance for doubtful accounts of $8,043 and $8,094 was made for certain accounts receivable as of March 31, 2022 and September 30, 2021, respectively. The Company’s accounts receivable primarily includes balance due from customers when the Company’s products are sold and delivered to customers. $0.75 million or 3.9% of the March 31, 2022 balance has been subsequently collected as of August 10, 2022. The Company expects to collect the remaining balance of accounts receivable by September 2022.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Advances to suppliers, net

Movement of advances to suppliers from the Company’s continuing operations is as follows:

	As of	As of
	March 31,	September 30,
	2022	2021
	(unaudited)
Beginning balance	$66,718,632	$24,074,122
Increased during the year	107,334,100	88,407,729
Less: utilized during the year	(104,157,291)	(47,418,080)
Exchange rate difference	1,105,133	1,654,861
Sub-total	71,000,575	66,718,632
Less: allowance for doubtful accounts	(363,115)	—
Ending balance	$70,637,460	$66,718,632

On April 1, 2016, the Company entered into two separate framework supply agreements (“Framework Agreements”) with two co-operatives, Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). These two Framework Agreements were renewed for another three years in April 2019 upon expiration and were further renewed for another three years in June 2021. Jingning County and Qingyuan County where JLT and QNMI are located produce premium Shiitake and Mu Er. Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market. Allowance for doubtful accounts of $363,115 and nil was made for certain advances to suppliers as of March 31, 2022 and September 30, 2021, respectively.

The Framework Agreements only provide general guidelines. Actual prices are negotiated and agreed upon in individual purchase orders, and are typically set at market prices based on the quality grade and quantities determined and agreed with the suppliers. Prices may vary based on market demand and crop condition etc. The Company can generally secure the premium quality raw material supplies at prices slightly higher than the typical market prices for average quality raw materials. The quality of supplies must meet standardized specifications of both the mushroom industry and standards set by the Company.

The Company advances certain initial payments based on its estimated purchase plan from these two suppliers and additional advances based on individual purchase orders placed. The Company pays advances for no other reason than to secure an adequate supply of dried mushrooms to meet its sales demands. The Company’s purchase orders require that the advances shall be refunded by suppliers if they fail to produce any dried mushrooms or fail to deliver supplies to the Company timely.

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or net realizable value evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by the Company’s field personnel related to weather or disaster or any other reason. If for any reason the Company believes that it will not receive supplies of the contracted volumes, the Company will assess its advances for any likelihood of recoverability and adjust advances on its financial statements at the lower of cost or estimated recoverable amounts. The advances are made primarily to JLT and QNMI, which are co-operatives formed by many family farms, with which the Company has had long-term relationships over the years. If any of these family farms fail to deliver supplies, the Company would expect to receive a refund of the advances through JLT/QNMI. The Company accrues for any allowance for possible loss on advances when there is doubt as to the collectability of the refund.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Advances to suppliers, net (continued)

As of August 8, 2022, approximately $21.6 million, or 30.6% has been utilized, and the remaining balance is expected to be utilized by March 2023. The Company continuously makes advances to its suppliers on a rolling basis, which typically represent 30% of the total amount of each purchase order. The Company may maintain its outstanding advance payments at a relatively high level going forward because the Company anticipates continuous large orders from its largest customer, China Forestry Group Corporation.

Note 6 — Inventories, net

Inventories, net, from the Company’s continuing operations consisted of the following:

	As of	As of
	March 31,	September 30,
	2022	2021
	(unaudited)
Raw materials	$903,887	$1,070,837
Packaging materials	58,719	56,723
Finished goods	4,352,846	243,980
Inventory	5,315,452	1,371,540
Less: allowance for inventory reserve	—	—
Inventory, net	$5,315,452	$1,371,540

Note 7 – Other receivable

On November 5, 2021, one of the Company’s subsidiaries singed an Equity Transfer Framework Agreement to invest 15.97% interest in an entity, Shanghai Jiaoda Onlly Co., Ltd., from four third parties for a total consideration of RMB509.6 million (approximately $80.4 million). On November 5, 2021, the Company paid a deposit of RMB50 million ($7.9 million) as a prepayment for the acquisition. However, the Company decided to withdraw from the investment due to the adjustment of its business strategy and a third party is willing to undertake the above-mentioned investment. Upon consummation of the investment by that third party, the above-mentioned deposit will be returned to the Company from the seller and the Company may charge that third party with an interest of 6.5% per annum on that deposit counting from the payment date.

Note 8 — Property, plant and equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of	As of
	March 31,	September 30,
	2022	2021
	(unaudited)
Forestry	$11,042,228	—
Plant, machinery and equipment	72,361	70,113
Transportation equipment	55,255	54,362
Office equipment	21,827	21,474
Subtotal	11,191,671	145,949
Accumulated depreciation	(85,988)	(66,467)
Total	$11,105,683	$79,482

Depreciation expense was $18,375 and $25,594 for the six months ended March 31, 2022 and 2021, respectively.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Loans

Short-term and long-term loans from the Company’s continuing operations consist of the following:

	As of	As of
	March 31,	September 30,
	2022	2021
	(unaudited)
Short-term loan
Zhejiang Mintai Commercial Bank (Hangzhou Branch) (1)	$2,208,446	$2,172,766
Total short-term loan	2,208,446	2,172,766

Long-term loan
China Resources Shenzhen Investment Trust Co., Ltd. (2)	97,652	142,264
Total short-term and long-term loans	$2,306,098	$2,315,030
(1)	The loan in the amount of RMB14 million ($2.2 million) from Zhejiang Mintai Commercial Bank (Hangzhou Branch), was facilitated on August 5, 2021 through Nongyuan, a subsidiary of the Company, as working capital for nine months, with the original maturity of July 5, 2022 at an annual effective interest rate of 7.056%.

The loan is guaranteed by Ci Ge Ma Holdings (Hangzhou) Co., Ltd., and Aijiang Wang and is secured by a real property owned by Xinyang Wang, the 100% shareholder of Nongyuan Network.

(2)	The revolving loan in the amount of RMB1 million ($157,746) from China Resources Shenzhen Investment Trust Co., Ltd., was facilitated on April 30, 2021 through Farmmi Food, a subsidiary of the Company, as working capital for two years, with the original maturity of April 28, 2023 at an annual effective interest rate of 10.8%. As of March 31, 2022, the outstanding amount of the revolving loan was RMB0.6 million (approximately $97,652).

This revolving loan is guaranteed by a related party, Mr. Dehong Zhang, a legal representative of Farmmi Food.

Interest expenses amounted to $85,125 and $46,922 for the six months ended March 31, 2022 and 2021, respectively.

Note 10 — Convertible notes payable

On November 1, 2018, the Company completed a $7.5 million private placement with an institutional investor (the “Buyer”). Pursuant to the Securities Purchase Agreement, dated as of November 1, 2018 (the “Securities Purchase Agreement”), the Company issued and sold to the Buyer an aggregate of $7.5 million of senior convertible notes due on April 1, 2020 (the “Notes”) and warrants (the “Investor Warrants”) to purchase an aggregate of 800,000 of the Company’s ordinary shares, $0.001 par value per share (“Ordinary Shares”). Additionally, the Company issued warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent, at an exercise price of $7.183 per share (the “Placement Agent Warrants”). The Placement Agent Warrants have a term of four years and are subject to adjustment under certain events.

The Notes were initially convertible into 1,198,084 Ordinary Shares at the rate of $6.26 per Ordinary Share, which rate is subject to adjustment as referenced in the form of Notes. The Notes bear interest at 10% per year. The Investor Warrants are exercisable by the holder thereof at any time on or after November 1, 2018 and before November 1, 2022. One year from the date of issuance of the Investor Warrants, the Exercise Price of the Investor Warrants will be lowered to the then-current Market Price (as such term is defined in the Notes) of an Ordinary Share, if such Market Price is less than the initial Exercise Price of $6.53 per Ordinary Share.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Convertible notes payable (continued)

On March 10, 2020, the Company adjusted the warrant exercise price of the Investor Warrants and the Placement Agent Warrants to $2 per Ordinary Share according to the terms of these warrants. On July 10, 2020, according to the terms of the Placement Agent Warrants, the Company adjusted the number of shares underlying the Placement Agent Warrants from 119,808 to 812,694, ten percent (10%) of the number of Ordinary Shares issued by the Company in repayment of principal under the Notes.

At the time of issuance, the Company allocated the proceeds to the Notes and Investor Warrants based on their relative fair values, and evaluated the intrinsic value of the beneficial conversion feature (“BCF”) associated with the conversion feature of the Notes. The Investor Warrants and BCF were recorded into additional paid-in capital.

The Investor Warrants were treated as a discount on the Notes and were valued at $1,496,153. Additionally, the Notes were considered to have an embedded BCF because the effective conversion price was less than the fair value of the Company’s common stock on November 1, 2018. The value of the BCF was $670,618 and was also recorded as a discount on the Notes. Hence, in connection with the issuance of the Notes and the Investor Warrants, together with other issuance costs, the Company recorded a total debt discount of $3,206,932 that was amortized over the term of the Notes. The Company repaid $2.6 million in cash for the Notes and $6.1 million (including principal and interest) was converted into 8,585,702 shares as of June 22, 2020. At September 30, 2020, the Notes balance was Nil.

On March 29, 2021, May 4, 2021, September 20, 2021 and February 28, 2022, the Company adjusted the warrant exercise price of the Investor Warrants and the Placement Agent Warrants to $1.15, $0.30, $0.22 and $0.20 per Ordinary Share according to the terms of these warrants, respectively. On May 31, 2022, the Company consolidated its ordinary share at the ratio of one-for-twenty-five and, as a result, the warrant exercise price was adjusted to $5 per Ordinary Share. The Company measured the modified warrants of each date and recognized a fair value totaled of $462,592. See Note 11.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 —Shareholders’ Equity

Ordinary shares

On September 12, 2020, the authorized share capital of the Company was increased from 20,000,000 ordinary shares of $0.001 par value each to 200,000,000 ordinary shares of $0.001 par value each. On July 22, 2021, the authorized share capital of the Company was increased from 200,000,000 ordinary shares of $0.001 par value each to 600,000,000 ordinary shares of $0.001 par value each. On May 31, 2022, the Company consolidated its ordinary share at the ratio of one-for-twenty-five. The authorized number of ordinary shares was reduced from 600,000,000 ordinary shares, $0.001 par value, to 24,000,000 ordinary shares, $0.025 par value.

During the six months ended March 31, 2022, the Company issued 30,000,000 ordinary shares at $0.20 per ordinary share for a gross proceed of $6,000,000 in February 2022.

Warrants

A summary of the status of the Company’s outstanding warrants as of March 31, 2022 and September 30, 2021 and changes during the years then ended are presented below:

				Weighted
		Weighted		average
	Number	average	Total	remaining
	of	exercise	intrinsic	contractual
	warrants	price	value	life (in years)
Outstanding as of September 30, 2021	1,612,694	$0.22	$354,793	1.1
Outstanding as of March 31, 2022	1,612,694	$0.20	$—	0.6
Warrants exercisable as of March 31, 2022	1,612,694	$5.00	$—	0.6

On March 29, 2021, May 4, 2021, September 20, 2021 and February 28, 2022, the Company adjusted the warrant exercise price of the Investor Warrants and the Placement Agent Warrants to $1.15, $0.30, $0.22 and $0.20 per Ordinary Share according to the terms of these warrants, respectively. The Company measured the modified warrants of each date and recognized a fair value of $7,328 for the six months ended March 31, 2022.

The fair value of the warrants has been estimated using Black-Scholes option pricing model. Inherent in the assumptions related to expected stock price volatility, expected life, risk-free interest rate and dividend yield as presented below:

	For the six	For the six
	months ended	months ended
	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Exercise price	$5 - $5.5	$1.15 - $2.00
Stock price	$3.25 - $9.75	$0.76 - $2.21
Term (in years)	0.6 - 1.1	1.6 - 2.1
Volatility	137%	28%
Risk-free interest rate	0.09% - 0.69%	0.06% - 0.15%
Dividend yield	—	—

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 —Shareholders’ Equity (continued)

Warrants (Continued)

The fair value of the Investor Warrants and Placement Agent Warrants was computed using the Black-Scholes option-pricing model. Variables used in the option-pricing model include (1) risk-free interest rate of 2.94% at the date of grant, (2) expected warrant life of 4 years, (3) expected volatility of 72.57%, and (4) expected dividend yield of 0.

Share incentive plan

The Company established a pool for shares and share options for employees. This pool contains shares and options to purchase 1,168,000 ordinary shares, equal to 10% of the number of ordinary shares outstanding at the conclusion of the initial public offering. Subject to approval by the Compensation Committee of our Board of Directors, the Company may grant shares or options in any percentage determined for a particular grant. Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of ordinary shares on the date of grant. For the year ended September 30, 2021, 596,600 ordinary shares were issued to four employees and $805,410 was accounted as share-based compensation expense in general and administration expenses. As of March 31, 2022, the remaining ordinary shares available to be issued are 571,400 and, after the share consolidation on May 31, 2022, the remaining ordinary shares available to be issued are 22,856.

On July 22, 2021, the Company’s shareholders approved the 2021 Stock Incentive Plan (the “2021 Plan”) and authorized the Company to reserve a total of 40,000,000 unissued ordinary shares (the “Shares”) for issuance under the 2021 Plan. On February 14, 2022, the Company filed a Form S-8 to issue 10,000,000 Shares under the 2021 Plan to certain employees, all of which had been issued. On February 15, 2022, the Company cancelled the reserved but unissued 30,000,000 Shares under the 2021 Plan and released the reservation of such Shares. Share-based compensation expenses related to the restricted share units granted was recognized with the amount of $2,000,000 for the six months ended March 31, 2022 in general and administration expenses.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2022 and September 30, 2021, the balance of the required statutory reserves was $990,699 and $975,333, respectively.

Noncontrolling interest

The Company’s noncontrolling interest of 3.85%in Forest Food as of September 30, 2021, respectively, consists of the following:

	As of	As of
	March 31,	September 30,
Non-controlling interest	2022	2021
Paid-in capital	—	$107,461
Additional paid-in capital	—	807,953
Foreign currency translation gain (loss) attributed to noncontrolling interest	—	14,588
Net loss attributed to noncontrolling interest	—	(13,496)
Total noncontrolling interest	—	$916,506

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Concentration of major customers and suppliers

For the six months ended March 31, 2022 and 2021, one major customer accounted for approximately 39% and 79% of the Company’s total sales, respectively. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of March 31, 2022, one major customer accounted for approximately 86% of the Company’s accounts receivable balance, respectively. As of September 30, 2021, two major customers accounted for approximately 75% and 18% of the Company’s accounts receivable balance, respectively.

For the six months ended March 31, 2022, three major suppliers accounted for approximately 33%, 15% and 12% of the total purchases, respectively. For the six months ended March 31, 2021, three major suppliers accounted for approximately 53%, 26% and 15% of the total purchases, respectively.

As of March 31, 2022, four major suppliers accounted for approximately 40%, 31% 18% and 11% of the Company’s advances to suppliers balance. As of September 30, 2021, four major suppliers accounted for approximately 32%, 28%, 24% and 16% of the Company’s advances to suppliers balance.

Note 13 — Leases

The Company rent its factories in Lishui City Zhejiang Province from a related party, Zhejiang Tantech Bamboo Technology Co., Ltd., for processing dried edible fungi and a floor in an office building in Hangzhou from third parties.

As of March 31, 2022 and September 30, 2021, the remaining average lease term was an average of 7.3 years and 7.9 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 10.8% per annum and 9.3% per annum, as of March 31, 2022 and September 30, 2021, respectively.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Leases (continued)

Supplemental balance sheet information related to operating leases from the Company’s continuing operations was as follows:

	As of	As of
	March 31,	September 30,
	2022	2021
Right-of-use assets under operating leases	$953,209	$776,665
Operating lease liabilities, current	216,288	155,532
Operating lease liabilities, non-current	776,327	605,793
Total operating lease liabilities	$992,615	$761,325

As of
March 31,
Twelve months ending March 31,	2022
2023	$304,587
2024	191,558
2025	191,558
2026	191,558
2027	93,115
Thereafter	419,018
Total Future minimum lease payments	1,391,394
Less: Imputed interest	(398,779)
Total	$992,615

Note 14 — Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company currently has three main products from which revenue is earned and expenses are incurred: Shiitake Mushroom, Mu Er Mushroom and other edible fungi and other agricultural products. The operations of these product categories have similar economic characteristics. In particular, the Company uses the same or similar production processes; sells to the same or similar type of customers and uses the same or similar methods to distribute these products. The resources required by these products share high similarity. Switching cost between different products is minimal. Production is primarily determined by sales orders received and market trend. Therefore, management, including the chief operating decision maker, primarily relies on the revenue data of different products in allocating resources and assessing performance. Based on management’s assessment, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Segment reporting (continued)

The following table presents revenue by major product categories (from third parties and related party) from the Company’s continuing operations for the six months ended March 31, 2022 and 2021, respectively:

	For the six	For the six
	months ended	months ended
	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Shiitake	$10,009,944	$9,413,658
Mu Er	10,854,307	7,203,277
Cotton	10,283,106	—
Corn	10,209,876	—
Other edible fungi and other agricultural products	778,482	343,051
Total	$42,135,715	$16,959,986

All of the Company’s long-lived assets are located in PRC. As the Company generates all of its revenue in PRC, no geographical segments are presented.

Note 15 — Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of related party	Relationship to the Company	Nature of transactions
Forasen Group Co., Ltd. (“Forasen Group”)	Owned by Mr Zhengyu Wang, the Chairman of Board of Directors of the Company	Purchases from the Company
Zhejiang Tantech Bamboo Technology Co., Ltd	Under common control of Mr Zhengyu Wang and Ms Yefang Zhang, CEO of the Company	Lease factory building to the Company; purchases from the Company
Hangzhou Forasen Technology Co., Ltd	Controlled by Mr. Zhengyu Wang	Sublease of office space from the Company.
Xinyang Wang	Shareholder of Nongyuan Network	Provide a real property as additional security for a short-term bank.
Dehong Zhang	CEO of the Company, Yefang Zhang’s brother	Provide a guarantee as an additional security for a revolving loan

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Related party transactions (continued)

Due from related parties consisted of the following:

	As of	As of
	March 31,	September 30,
	2022	2021
Yefang Zhang	$319,467	—
Farmnet	18,200	—
Xinyang Wang	79	—
Total	$337,746	—

As of March 31, 2022, balances due from related parties mainly consisted of payment of expenses on behalf of related parties. As of August 19, 2022, balances due from related parties were fully repaid.

Due to related parties consisted of the following:

	As of	As of
	March 31,	September 30,
	2022	2021
Farmnet	—	$54,600
Zhejiang Tantech Bamboo Technology Co., Ltd.	—	3,032
Total	—	$57,632

As of September 30, 2021, the balance of due to related parties mainly consisted of advances from the Company’s related parties for working capital purposes during the Company’s normal course of business. These advances were non-interest bearing and due on demand and were fully repaid to related parties as of March 31, 2022.

Sales to related parties

The Company periodically sells merchandise to its related parties during the ordinary course of business. For the six months ended March 31, 2022 and 2021, the Company recorded sales to related parties of $1,050 and $1,618, respectively.

Operating lease from related parties

In July 2020, the Company entered into a lease agreement with Zhejiang Tantech Bamboo Technology Co., Ltd. for leasing the factory building. The lease term is 10 years with annual rent of RMB459,360 (equivalent of $67,526). This lease agreement was terminated on July 13, 2021.

In August 2020, the Company entered into a one-year lease agreement with Forasen Group for leasing a processing facility, with monthly rent of RMB 9,200 (equivalent of $1,313). This lease agreement was not renewed upon maturity.

In July 2021, the Company entered into a lease agreement with Zhejiang Tantech Bamboo Technology Co., Ltd. for leasing the factory building. The lease term is 10 years with annual rent of RMB459,360 (equivalent of $72,462).

For the six months ended March 31, 2022 and 2021, the Company recorded lease expense of $4,912 and $30,513, respectively, and interest expense arising from lease of $8,366 and $10,124, respectively.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Related party transactions (continued)

Sublease to a related party

In August 2020, the Company entered into a sublease agreement with Hangzhou Forasen Technology Co., Ltd to sublease its office space. The lease term is two years with annual rent of RMB283,258 (equivalent of $41,639). This lease was terminated on February 14, 2022.

For the six months ended March 31, 2022 and 2021, the Company recorded lease income of $21,555 and $19,810, respectively.

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term bank loans (see Note 9). The Company’s related party also pledged their properties as collaterals to safeguard the Company’s short-term bank loans (see Note 9).

Note 16 – Subsequent events

1.	On May 31, 2022, the Company consolidated its ordinary shares at the ratio of one-for-twenty-five. The share consolidation reduced the authorized number of ordinary shares from 600,000,000 ordinary shares to 24,000,000 ordinary shares and the issued and outstanding ordinary shares from 597,780,383 ordinary shares to 23,911,215 ordinary shares.
2.	On May 27, 2022, Zhejiang Farmmi Ecological Agriculture Technology Co., Ltd (“Farmmi Eco Agri”) was established under the laws of the PRC. FLS Mushroom owns 100% of the equity interest in Farmmi Eco Agri.
3.	On July 13, 2022, Farmmi Canada Inc. (Farmmi Canada) was established under the laws of the Canada. Farmmi Inc. owns 100% of the equity interest in Farmmi Canada.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Condensed financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of March 31, 2022 and September 30, 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Condensed financial information of the parent company (continued)

Farmmi, Inc.

Parent Company Balance Sheets

	As of	As of
	March 31,	September 30,
	2022	2021
Assets
Current assets
Cash	$8,132	$522,915
Due from related parties	337,667	—
Other receivables	104,112	125,081
	449,911	647,996
Non-current assets
Investment in subsidiaries	170,198,627	160,199,022
Total assets	$170,648,538	$160,847,018

Liabilities and Shareholders’ Equity

Current liabilities
Due to related parties	—	54,600
Total liabilities	—	$54,600

Commitments and contingencies

Shareholders’ equity
Ordinary share, $0.025 par value, 24,000,000 shares authorized, 23,906,985 and 22,311,215 shares issued and outstanding at March 31, 2022 and September 30, 2021, respectively	597,675	557,781
Additional paid-in capital	152,162,660	147,088,227
Retained earnings	17,888,203	13,146,410
Total shareholders’ equity	170,648,538	160,792,418

Total liabilities and shareholders’ equity	$170,648,538	$160,847,018

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Condensed financial information of the parent company (continued)

Farmmi, Inc.

Parent Company Statements of Operations

	For the six	For the six
	months ended	months ended
	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Operating expenses:
General and administrative expenses	$(2,529,882)	$(1,267,506)

Other expenses
Other expenses	(1,861)	(408)

Loss from operations	(2,531,743)	(1,267,914)
Equity in income of subsidiaries and VIE	1,944,804	2,630,530
Net (loss) income attributable to Farmmi, Inc.	$(586,939)	$1,362,616

Farmmi, Inc.

Parent Company Statements of Cash Flows

	For the six	For the six
	months ended	months ended
	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,531,742)	$(1,267,914)
Share-based compensation	2,000,000	805,410
Adjustments to reconcile net cash flows from operating activities
Equity in earnings of subsidiaries	1,944,804	2,630,530
Other current assets	(316,697)	(1,446)
Other current liabilities	—	(36,929)
Net cash provided by operating activities	1,096,365	2,129,651

Cash flow from financing activities
Investment in subsidiaries	(7,556,548)	(8,546,149)
Net proceeds from issuance of ordinary shares	6,000,000	6,709,040
Advances from related parties	—	294,325
Repayment of advances from related parties	(54,600)	—
Net cash used in financing activities	(1,611,148)	(1,542,784)
Change in cash	(514,783)	586,867
Cash, beginning of year	522,915	2,122
Cash, end of year	$8,132	$588,989